

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

September 4, 2008

Mr. Andrew D. Hyder
Chief Executive Officer
Subjex Corporation
3245 Hennepin Ave S, Suite 1
Minneapolis MN 55408

> **Re: Subjex Corporation**
> **Amendment No. 2 to Form 10-KSB for Fiscal Year**
> **Ended December 31, 2007**
> **Filed August 29, 2008**
> **File No. 0-29711**

Dear Mr. Hyder:

We reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We note that you have still not provided all the applicable disclosures related to management's assessment of your internal control over financial reporting as previously requested in our letter dated August 14, 2008. Please provide management's report on internal control over financial reporting in accordance with the guidance set forth in Item 308(T) of Regulation S-B. In doing so, please address the following matters:

- We note management's conclusion that your internal controls over financial reporting are "not only effective but in accordance with Item 308(T) of Regulation S-B." Please be advised that Item 308(T) of Regulation S-B does not define or replace the elements of an effective system of internal control as identified within a control framework, but rather requires management to provide a report on the effectiveness of an issuer's internal control over financial reporting as of the end of each fiscal year based on the evaluation required by Exchange Act Rule 13a-15(c). Under the Commission's rules, management's annual assessment of the effectiveness of internal control over financial reporting must be made in accordance with a suitable framework's definition of effective internal control. From your disclosure, it is unclear whether you conducted an evaluation using a suitable, recognized control framework. As previously requested, please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-B. If you did not conduct your assessment of internal control over financial reporting as of the end of the fiscal year in accordance with a suitable control framework, please do so and revise your report on internal control over financial reporting as appropriate. Note that Item 308(T)(a)(3) of Regulation S-K requires a statement as to whether or not internal control over financial reporting as of the end of the year is effective, but does not require a conclusion that internal control over financial reporting is in accordance with Item 308(T) of Regulation S-B. As previously indicated, you may want to refer to the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) under the Securities Exchange Act of 1934* available at http://www.sec.gov/interp/2007/33-8810.pdf.

- As previously requested, include a statement that the annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting, and that management's report was not subject to attestation by your registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit you to provide only management's report in the annual report. Refer to Item 308T(a)(4) of Regulation S-B.

- As previously indicated, we note from your disclosure that there were no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation. Please revise to disclose any change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there were no changes in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please so state. Refer to Item 308(T)(b) of Regulation S-B.

We also note that your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, we believe that management should conclude that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please explain how you could conclude otherwise or further amend the filing to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

In addition, the statement acknowledging that (a) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States should be provided to us in a cover letter submitted as correspondence on EDGAR along with your responses to our comments, and should not be included in Item 8A.

Further, the report must be signed in the second signature section on your behalf by each of the persons specified in general instruction C.2 of Form 10-KSB, including your principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Please revise to conform to the signature requirements of Form 10-KSB.

Lastly, please revise the certification filed as Exhibit 31.1 to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-B. Specifically, replace the word "Registrant" throughout paragraphs 3, 4 and 5 with "small business issuer" and add the parenthetical language omitted from the end of the introduction in paragraph 5.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief